February 28, 2006

Mr. Max A. Webb
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HMB Acceptance Corp. Amendment No. 1 to Registration Statement on Form S-3 Filed January 20, 2006 File No. 333-129452 (the “Registration Statement”)

Mr. Webb:

Thank you for your most recent comments on the Registration Statement of HMB Acceptance Corp. (the “Company”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company. In some cases we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the prospectus and prospectus supplements that accompany this letter with the number of the applicable comment.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form S-3

General

1.
We note your response to comment 3 of our letter dated November 29, 2005, which indicates that the depositor and any issuing entity previously established by the depositor have been current with Exchange Act reporting during the 12 months preceding December 2005. However, as your registration statement was filed on November 4, 2005, please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor was current and timely with Exchange Act reporting during the twelve months immediately preceding the initial filing date of the registration statement. See General Instruction I.A.4 of Form S-3.

Mr. Max A. Webb
February 28, 2006

We confirm, on behalf of the Company, that the depositor and any issuing entity previously established, directly or indirectly, by the depositor had been current and timely with Exchange Act reporting during the 12 months immediately preceding November 2005, and during November 2005 to the date of the initial filing of the Registration Statement, November 4, 2005. We advise you that no affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as the offerings contemplated by the Registration Statement.

2.
While we note the revisions you have made in response to comment 4 of our letter dated November 29, 2005, it appears that you still refer to the inclusion of asset-backed securities as part of a pool of assets on the cover page of the base prospectus and in the second bullet-point on page 28. Please to delete such references or advise.

The disclosure referenced above has been deleted from the base prospectus.

Base Prospectus

The Trusts and the Trust Assets

Mortgage Loans, page 29

3.
We note the list of indices you have provided in response to comment 7 of our letter dated November 29, 2005. Please provide a similar list of indices on which interest rates on the asset-backed securities may be based or, if such indices are the same or similar to those you have already provided, include an appropriate cross-reference under "Payments on the Securities." If similar, confirm that in any case they will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index.

The list of indices on which interest rates on the asset-backed securities may be based is the same as the list of indices that we provided in response to comment 7 of your letter dated November 29, 2005. The disclosure referenced above has been revised to add a cross-reference under "Payments on the Securities" to the list of indices referred to above. We confirm, on behalf of the Company, that indices applicable to the asset-backed securities will be of a type applicable to debt instruments, and will not be based on a securities or commodities index.

Mr. Max A. Webb
February 28, 2006

The Securities

Other Purchases or Redemption, page 57

4.
We note that, if specified in the prospectus supplement for a series, any class of securities in the series may be subject to redemption, in whole or in part, at the request of the holders of that class. Please note that we have referred this section to the Division of Investment Management for possible comment.

The disclosure referenced above regarding redemption at the option of the holders has been deleted from the base prospectus.

Credit Enhancement

Derivative Instruments, page 66

5.
We note that your response to comment 7 of our letter dated November 29, 2005 references a credit default swap as an example of a synthetic exposure and confirms that no offering contemplated by the registration statement will be structured in a manner intended to achieve a synthetic exposure not permitted under the definition of an asset-backed security. However, it appears from page 66 that you have added market value and credit default swaps as derivative instruments that maybe included in a trust. Please delete. Alternatively, please explain how these derivative instruments would meet the definition of an asset backed security or revise as appropriate. Refer to Section III.A.2.a of SEC Release No. 33-8518 and Item 1115 of Regulation AB.

We understand and acknowledge that the definition of asset-backed security in Item 1101 of Regulation AB does not contemplate derivative instruments designed to achieve a synthetic exposure to an asset that is not part of the asset pool, such as a reference pool of assets or an equity or commodity or other index, such that the payments on the asset-backed securities comprise or include payments based primarily on the performance of such a reference pool or external index. The disclosure referenced above with respect to credit default swaps is intended to describe only the type of instrument specifically cited by the Securities and Exchange Commission (the “Commission”) in SEC Release No. 33-8518 as permitted under the new definition of asset-backed security. In footnote 68 of SEC Release No. 33-8518, the Commission stated:

As [an] example of a swap or other derivative permissible in an ABS transaction, a credit derivative such as a credit default swap could be used to provide viable credit enhancement for asset-backed securities. For example, a credit default swap may be used to reference assets actually in the asset pool, which would be analogous to buying protection against losses on those pool assets. The issuing entity would pay premiums to the counterparty (as opposed to the counterparty paying the premiums to the issuing entity). If a credit event occurred with respect to a referenced pool asset, the counterparty would be required to make settlement payments regarding the pool asset or purchase the asset to provide recovery against losses.”

Mr. Max A. Webb
February 28, 2006

The disclosure referenced above with respect to market value swaps describes instruments that reference the value of pool assets or offered securities. A market value swap might be utilized, for example, in a transaction in which the pool assets consist in substantial part of residential mortgage loans that accrue interest on the basis of a fixed interest rate for a specified period of time, after which the interest rate converts under the terms of the mortgage loans to an adjustable rate. In such transactions it is common for the operative agreements to provide that at a specified date near the end of the fixed rate period for the majority of such mortgage loans the holders of certain classes of securities must transfer the securities to other investors who will have purchased the securities pursuant to a mandatory auction procedure. Under the terms of the market value swap, the swap counterparty is required to pay for the benefit of the selling securityholders the amount, if any, by which the proceeds of the auction are less than the face amount of the auctioned securities plus interest accrued thereon. (The swap counterparty is entitled to receive any amount by which the proceeds of the auction exceed the face amount of the auctioned securities plus accrued interest.) Payments on the securities themselves in such a transaction are entirely dependent on cash flows from the pool assets, not on payments under the market value swap. The swap is solely a mechanism to ensure that the price paid to securityholders in a mandatory resale of their securities is not less than the face amount of the securities plus accrued interest. After the auction and sale of the securities has occurred, the market value swap terminates.

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-4137.

Very truly yours,

/S/ Edward E. Gainor

Edward E. Gainor

Enclosures

cc:   Sara Kalin
    Charles McGuire
    Debra Watkins
    Alana Griffin